Free translation from the original prepared in Spanish for publication in Argentina

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023

AND FOR THE NINE AND THREE-MONTH PERIODS THEN ENDED

PRESENTED IN COMPARATIVE FORMAT

Free translation from the original prepared in Spanish for publication in Argentina

 REPORT ON REVIEW OF THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Pampa Energía S.A.

Legal address: Maipú, 1

Autonomous City of Buenos Aires

Tax Code No.: 30-52655265-9

Report on the consolidated condensed interim financial statements

Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Pampa Energía S.A. and its subsidiaries (hereinafter "the Group"), which comprise the consolidated statement of financial position as of September 30, 2023, the consolidated statements of comprehensive income for the periods of nine and three months ended September 30, 2023, of changes in equity and cash flows for the nine months ended September 30, 2023, and selected explanatory notes.

Board's responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for its acronym in Spanish) as professional accounting standards and incorporated by the National Securities Commission (CNV, for its acronym in Spanish) to its regulations, as approved by the International Accounting Standards Board (IASB), and therefore is responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of the review

Our responsibility is to express a conclusion on these consolidated condensed interim financialstatements based on our review, which was performed in accordance with the International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of consolidated condensed interim Financial Statements consists of inquiries primarily of Company staff responsible for financial and accounting matters, and applying analytical and other review procedures. This review is substantially less in scope than an audit examination conducted in accordance with international standards on auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Price Waterhouse & Co. S.R.L., Bouchard 557, floor 8°, C1106ABG – Autonomous City of Buenos Aires

T: +(54.11) 4850.6000, www.pwc.com/ar

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the consolidated condensed interim Financial Statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Pampa Energía S.A., that:

a)  the consolidated condensed interim financial statements of Pampa Energía S.A. are recorded to the “Inventory and Balance Sheet” book, and complies in what is a matter of our competence, with the provisions of the General Companies Law and in the pertinent resolutions of the National Securities Commission;

b)  the individual condensed interim financial statements of Pampa Energía S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations;

c)  we have read the Summary of Activity (“Reseña Informativa”), on which, as regards those matters that are within our competence, we have no observations to make;

d)  as of September 30, 2023, the debt accrued by Pampa Energía S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records and calculations amounted to $ 730.5 million, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 8, 2023

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Carlos Martín Barbafina

Free translation from the original prepared in Spanish for publication in Argentina

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AFIP	Federal Administration of Public Revenue
BCRA	Argentina’s Central Bank
BNA	Banco de la Nación Argentina
BYMA	Bolsas y Mercados Argentinos
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CENCH	Hydrocarbons Unconventional Exploitation Concession
CIESA	Compañía de Inversiones de Energía S.A.
CISA	Comercializadora e Inversora S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CNY	Yuan Republic of China
CSJN	Argentina’s Supreme Court of Justice
CTB	CT Barragán S.A
CTGEBA	Central Térmica Genelba
CTLL	Central Térmica Loma de la Lata
EAR	Effective Annual Rate
EISA	Energía Inversora S.A.
ENARSA	Energía Argentina S.A.
ENARGAS	National Regulatory Authority of Gas
ENRE	National Regulatory Authority of Electricity
GASA	Generación Argentina S.A.
Greenwind	Greenwind S.A.
GyP	Gas y Petróleo del Neuquén S.A.P.E.M.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
MAT	Forward Market
MATER	Renewable Energy Forward Market

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
MLC	Foreign Exchange Market
MW	Megawatt
NYSE	New York Stock Exchange
OCP Ltd	Oleoductos de Crudos Pesados Ltd
OCP SA	Oleoductos de Crudos Pesados S.A.
PB18	Pampa Bloque 18 S.A.
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.p.A.
PEN	Federal Executive Branch
PEPE II	Pampa Energía II Wind Farm
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PESOSA	Pampa Energía Soluciones S.A.
PISA	Pampa Inversiones S.A.
Refinor	Refinería del Norte S.A.
RTI	Tariff Structure Review
SACDE	Argentine Society of Construction and Strategic Development
SADI	Argentine Interconection System
SE	Secretary of Energy
TGS	Transportadora de Gas del Sur S.A.
TGU	Transporte y Servicios de Gas en Uruguay S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar
UTE	Unión Transitoria de Empresas
VAR	Vientos de Arauco Renovables S.A.U.
WEM	Wholesale Electricity Market
YPF	YPF S.A.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF

COMPREHENSIVE INCOME

For the nine and three-month periods ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

		Nine months		Three months
	Note	09.30.2023	09.30.2022	09.30.2023	09.30.2022

Revenue	8	346,957	168,748	152,701	69,225
Cost of sales	9	(209,953)	(104,023)	(92,014)	(43,127)
Gross profit		137,004	64,725	60,687	26,098

Selling expenses	10.1	(13,333)	(5,719)	(5,610)	(1,998)
Administrative expenses	10.2	(33,554)	(12,389)	(13,990)	(5,063)
Exploration expenses	10.3	(1,772)	(23)	(22)	(8)
Other operating income	10.4	31,627	10,345	17,338	5,988
Other operating expenses	10.4	(18,079)	(4,209)	(10,704)	(1,577)
Impairment of property, plant and equipment, intangible assets and inventories		(324)	(4,260)	(1)	124
Impairment of financial assets		(1,490)	(672)	(553)	(153)
Share of profit from associates and joint ventures	5.1.3	14,044	13,610	5,474	6,749
Profit from sale of companies´ interest		486	-	486	-
Operating income		114,609	61,408	53,105	30,160

Financial income	10.5	1,090	597	662	147
Financial costs	10.5	(71,096)	(18,127)	(30,018)	(9,333)
Other financial results	10.5	95,794	4,108	40,333	8,278
Financial results, net		25,788	(13,422)	10,977	(908)
Profit before income tax		140,397	47,986	64,082	29,252
Income tax	10.6	(20,437)	(5,224)	(13,350)	(5,195)
Profit for the period		119,960	42,762	50,732	24,057

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation		437,248	91,231	243,988	48,796
Items that may be reclassified to profit or loss
Exchange differences on translation		3,930	8,125	56	74
Other comprehensive income of the period		441,178	99,356	244,044	48,870
Total comprehensive income of the period		561,138	142,118	294,776	72,927

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the nine and three-month periods ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

		Nine months		Three months
	Note	09.30.2023	09.30.2022	09.30.2023	09.30.2022
Total income of the period attributable to:

Owners of the Company		119,708	42,448	50,611	23,979
Non-controlling interest		252	314	121	78
		119,960	42,762	50,732	24,057

Total comprehensive income of the period attributable to:

Owners of the Company		559,794	141,484	294,062	72,678
Non-controlling interest		1,344	634	714	249
		561,138	142,118	294,776	72,927

Earnings per share attributable to equity holders of the Company
Basic and diluted earnings per share	13.2	87.51	30.74

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

	Note	09.30.2023	12.31.2022
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	846,115	383,464
Intangible assets	11.2	34,072	24,364
Right-of-use assets		3,043	1,521
Deferred tax asset	11.3	1,616	6,326
Investments in associates and joint ventures	5.1.3	325,458	159,833
Financial assets at amortized cost	12.1	14,128	18,000
Financial assets at fair value through profit and loss	12.2	9,615	4,867
Other assets		158	91
Trade and other receivables	12.3	9,358	3,415
Total non-current assets		1,243,563	601,881

CURRENT ASSETS
Inventories	11.4	73,942	30,724
Financial assets at amortized cost	12.1	24,289	1,357
Financial assets at fair value through profit and loss	12.2	248,926	103,856
Derivative financial instruments		289	161
Trade and other receivables	12.3	158,061	83,328
Cash and cash equivalents	12.4	64,117	18,757
Total current assets		569,624	238,183
Total assets		1,813,187	840,064

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION (Continuation)

As of September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

	Note	09.30.2023	12.31.2022
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,360	1,380
Share capital adjustment		7,126	7,231
Share premium		19,950	19,950
Treasury shares	13.1	4	4
Treasury shares adjustment		21	21
Treasury shares cost		(211)	(2,280)
Legal reserve		16,041	8,137
Voluntary reserve		500,993	171,243
Other reserves		52	(448)
Other comprehensive income		256,501	113,720
Retained earnings		161,920	84,505
Equity attributable to owners of the company		963,757	403,463
Non-controlling interest		2,398	1,157
Total equity		966,155	404,620

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	54,194	26,062
Income tax and minimum notional income tax provision	11.6	40,593	31,728
Deferred tax liability	11.3	19,821	19,854
Defined benefit plans		10,060	4,908
Borrowings	12.5	451,083	237,437
Trade and other payables	12.6	13,231	3,757
Total non-current liabilities		588,982	323,746

CURRENT LIABILITIES
Provisions	11.5	1,205	779
Income tax liability	11.6	12,392	927
Tax liabilities		11,762	4,966
Defined benefit plans		915	1,021
Salaries and social security payable		9,433	5,627
Derivative financial instruments		2	318
Borrowings	12.5	123,132	48,329
Trade and other payables	12.6	99,209	49,731
Total current liabilities		258,050	111,698
Total liabilities		847,032	435,444
Total liabilities and equity		1,813,187	840,064

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2021	1,382	7,245	19,950	4	21	(238)	5,203	54,528	(550)	51,432	44,454	183,431	609	184,040
Constitution of legal and voluntary reserve	-	-	-	-	-	-	(485)	44,939	-	-	(44,454)	-	-	-
Capital reduction	-	-	-	(2)	(14)	209	-	(193)	-	-	-	-	-	-
Treasury shares acquisition	(2)	(14)	-	2	14	(2,251)	-	-	-	-	-	(2,251)	-	(2,251)
Dividens ditribution		-	-	-	-	-	-	-	-	-	-	-	(25)	(25)
Profit for the nine-month period	-	-	-	-	-	-	-	-	-	-	42,448	42,448	314	42,762
Other comprehensive income for the nine-month period	-	-	-	-	-	-	2,048	43,125	-	42,108	11,755	99,036	320	99,356
Balance as of September 30, 2022	1,380	7,231	19,950	4	21	(2,280)	6,766	142,399	(550)	93,540	54,203	322,664	1,218	323,882

Stock compensation plans	-	-	-	-	-	-	-	-	102	-	-	102	-	102
Profit (Loss) for the complementary three-month period	-	-	-	-	-	-	-	-	-	-	22,411	22,411	(273)	22,138
Other comprehensive income for the complementary three-month period	-	-	-	-	-	-	1,371	28,844	-	20,180	7,891	58,286	212	58,498
Balance as of December 31, 2022	1,380	7,231	19,950	4	21	(2,280)	8,137	171,243	(448)	113,720	84,505	403,463	1,157	404,620

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2022	1,380	7,231	19,950	4	21	(2,280)	8,137	171,243	(448)	113,720	84,505	403,463	1,157	404,620
Constitution of legal and voluntary reserve	-	-	-	-	-	-	(16)	84,521	-	-	(84,505)	-	-	-
Capital reduction	-	-	-	(20)	(105)	2,069	-	(1,944)	-	-	-	-	-	-
Treasury shares acquisition	(20)	(105)	-	20	105	-	-	-	-	-	-	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	500	-	-	500	-	500
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(103)	(103)
Profit for the nine-month period	-	-	-	-	-	-	-	-	-	-	119,708	119,708	252	119,960
Other comprehensive income for the nine-month period	-	-	-	-	-	-	7,920	247,173	-	142,781	42,212	440,086	1,092	441,178
Balance as of September 30, 2023	1,360	7,126	19,950	4	21	(211)	16,041	500,993	52	256,501	161,920	963,757	2,398	966,155

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

	Note	09.30.2023	09.30.2022
Cash flows from operating activities:
Profit for the period		119,960	42,762
Adjustments to reconcile net profit to cash flows from operating activities:	14.1	48,203	30,750
Changes in operating assets and liabilities	14.2	(41,515)	(22,788)
Net cash generated by operating activities		126,648	50,724

Cash flows from investing activities
Payment for property, plant and equipment acquisitions		(128,619)	(38,018)
Payment for intangibles assets		-	(3,312)
Collections for sales (Payment for) public securities and shares acquisitions, net		(2,420)	(16,874)
Recovery of mutual funds, net		4,682	1,777
Payment for the acquisition of associates		-	(2,398)
Collection for equity interests in companies sales		12,655	4,804
Collections for property, plant and equipment sales		77	55
Collections for intangible assets sales		1,626	2,377
Dividends received		2	1,730
(Payment) Collection of loans		(1,448)	1,172
Net cash used in investing activities		(113,445)	(48,687)

Cash flows from financing activities
Proceeds from borrowings	12.5	98,835	33,211
Payment of borrowings	12.5	(30,438)	(17,453)
Payment of borrowings interests	12.5	(51,886)	(12,642)
Payment for treasury shares acquisition		-	(2,251)
Repurchase of corporate bonds	12.5	(1,335)	(3,449)
Payments of leases		(311)	(340)
Payments of dividends		(139)	(30)
Net cash generated by (used in) financing activities		14,726	(2,954)

Increase (Decrease) in cash and cash equivalents		27,929	(917)

Cash and cash equivalents at the beginning of the year	12.4	18,757	11,283
Exchange and conversion difference generated by cash and cash equivalents		17,431	3,893
Increase (Decrease) in cash and cash equivalents		27,929	(917)
Cash and cash equivalents at the end of the period	12.4	64,117	14,259

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

General information of the Company

The Company is a fully integrated power company in Argentina, which mainly participates in the electric energy and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,332 MW installed capacity as of September 30, 2023, which represents approximately 12% of Argentina’s installed capacity, and being one of the four largest independent generators in the country. Additionally, the Company is currently undergoing a process to expand its installed capacity by an additional 140 MW.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, with operations in 11 production areas and 4 exploratory areas reaching a production level of 10.8 million m3/day of natural gas and 5.0 thousand boe/day of oil in Argentina, during the nine-month period ended September 30, 2023. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemicals segment, operations are located in Argentina, where the Company operates two high-complexity plants producing styrene, synthetic rubber and polystyrene, with a domestic market share ranging between 95% and 100%.

Finally, through the holding and others segment, the Company participates in the electricity transmission and oil and gas transportation businesses. In the electricity transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,171 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,220 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Besides, the Company owns a 30.1% indirect interest in OCP (see Note 5.1.4), licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450 thousand barrels/day. Additionally, the segment includes advisory services provided to related companies.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 2: REGULATORY FRAMEWORK

2.1	Generation
2.1.1	Sales contracts with large users within the MAT
2.1.1.1	Renewable Energy Term Market (“MATER” Regime)

On March 20, 2023, SE Resolution No. 165/23 was passed, which modified the penalty system applicable to MATER and Renovar projects, including projects awarded under the Renovar MiniRen Program, Round 3. Penalties for breaches in the committed supply of energy were incorporated into the system, to be discounted in 12 monthly and consecutive installments as from commercial commissioning, keeping the generator’s option to cancel the penalties in 48 monthly and consecutive installments with the application of a 1.7% EAR in U.S. dollars. To avoid affecting the projects’ minimum maintenance, a 20% discount cap for the monthly transaction was established for those generators opting into the 48-installment scheme. The balance following the application of this cap will be discounted in the first transaction in which the penalty is below the stated cap; if the number of installments is exceeded, the scheme will be maintained until the penalties’ full cancellation and, in case the contract term is exceeded, the payment scheme may be restructured, or the discount cap may be increased to 40% of the transaction.

2.1.1.2 Amendment to the dispatch priority system

SE Resolution No. 360/23 introduced several changes to the effective priority dispatch system. These modifications include the granting of a dispatch priority to renewable generation projects to be sold in the MATER that finance the corresponding transmission expansions and/or renewable energy generation projects with an associated demand larger than 10 MW.

Besides, it established a new referential dispatch priority system in corridors without full availability at every hour of the year. In this way, the dispatch priority will have an injection probability of 92% of the typical annual energy.

Moreover, it establishes that partially commissioned projects regarding the committed capacity will pay the dispatch priority charge exclusively for the difference between the assigned power capacity and that commissioned, provided the accumulated commissioned capacity is at least 50% of that assigned.

Finally, projects with commissioned power capacity lower than assigned power capacity will lose dispatch priority for uncommissioned power capacity.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.1.2	Supply Agreements with CAMMESA

2.1.2.1 Renovar Programs

In line with the scheme set forth by SE Resolution No. 1,260/21 and to address the issue of projects under the different Renovar rounds breaching the committed commercial commissioning dates, on April 25, 2023, the SE passed Resolution No. 284/23 to release the transportation capacity committed under different Renovar Rounds having difficulties with the projects' conclusion. The new scheme authorizes holders of these projects to terminate the Supply Agreement with CAMMESA against the payment of an amount equivalent to US$ 35,000 per MW of the project’s power capacity, the waiver of claims against the Federal Government, the SE and/or CAMMESA, an indemnity commitment to realease these authorities against claims by its shareholders or controlling, controlled and/or affiliated companies, and the waiver of granted and unused fiscal benefits. Applications should be presented to CAMMESA within 30 calendar days from the resolution’s publication; the above-stated documentation should be completed within 90 calendar days, and agreements opting into the Fund for Renewable Energy Development (Fondo para el Desarrollo de Energía Renovables, "FODER") should be terminated.

2.1.2.2 Remuneration for combined cycles

SE Resolution No. 59/23 dated February 7, 2023 established an opt-in system under which combined cycles’ owners could execute an availability and efficiency optimization agreement with CAMMESA. The agreement contemplates an availability commitment for 85% of the net power capacity for a maximum term of 5 years and sets a US$ 2,000/MW-month remuneration for the available power capacity and the dollarization of the energy price based on the fuel used (US$ 3.5/MWh for natural gas and US$ 6.1/MWh for fuel oil and gas oil). Besides, it provides for a 35% and 15% reduction in the remuneration collectible for guaranteed power capacity for generators with availability commitments in the spot market for the summer-winter and autumn-spring periods, respectively.

The Company executed agreements with CAMMESA for its CTLL and CTGEBA combined cycles. On the other side, CTB executed an agreement with CAMMESA for its open cycle’s gas turbines units. In all cases, agreements are effective from March 1, 2023 to February 29, 2028.

2.1.2.3 RenMDI Call

Pursuant to SE Resolution No. 609/23, projects submitted under the RenMDI call for tenders were awarded. Under line 1, destined for the substitution of forced generation, 514 MW of power capacity were awarded, distributed among 46 projects, for an average price of US$ 73.1/MWh. Under line 2, destined for the diversification of the energy matrix, 52 projects were awarded for a total 119.57 MW power capacity and an average price of US$ 145.8/MWh. Pampa has not participated in this call.

12

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.1.2.4 "TerCONF" call for tenders

On July 27, 2023, SE Resolution No. 621/23 launched the "TerCONF" call for the execution of reliable thermal generation supply agreements with CAMMESA allowing to incorporate new thermal supply and ensure the WEM's reliability and sustainability through: (i) supply to the SADI, and (ii) the substitution and modernization of Tierra del Fuego's power generation grid.

Regarding thermal generation for SADI's reliability and supply:

(i)	The call will consider any generation or co-generation technology, including associated transmission and/or fuels infrastructure works, to add reliable power capacity by installing new equipment or equipment with less than 15,000 hours of verified use;
(ii)	Between 2,250 MW and 3,000 MW are expected to be awarded;
(iii)	Agreements will not provide for fuel management responsibility, and a variable operation and maintenance remuneration is established based on the energy per fuel type;
(iv)	The agreement's price will contemplate the payment of the hired power capacity in US$/MW-month and the payment of the supplied energy;
(v)	Projects should identify the point of delivery and the technical connection agreement with the transmission company; and
(vi)	A supply maintenance guarantee and a payment scheme from the project's award to the contract execution date are established as a type of performance bond.

On September 26, 2023, 66 projects were submitted for a total 7,112 MW power capacity. Pampa submitted a tender for the execution of CTGEBA II, with a 300 MW power capacity. It also tendered, through CTB, an 11 MW combined cycle expansion.

As of the issuance of these consolidated condensed interim financial statements, the projects are pending award.

2.1.3 Remuneration for sales to the spot market

Pursuant to SE Resolution No. 750/23, spot remuneration values for energy generation were updated, providing for a 23% increase over spot values approved by SE Resolution No. 826/22 as from the September 2023 economic transaction.

2.2	Oil and Gas

2.2.1 Natural gas exports

On April 19, 2023, the SE notified the Company of the extension of the Neuquina basin’s natural gas export quota for the next winter period, consisting of: (i) an extraordinary and priority quota of 2 million m3/d for the months of May and June 2023, assignable pro rata among the “July Flat Gas Commitment” awardees, and (ii) a firm winter export quota under Plan GasAr for a 3 million m3/d volume for the months of July, August and September 2023.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

In this sense, the Company was assigned an additional volume of 872,727 m3/, totaling a 2,181,818 m3/d export quota for the months of May and June. The volume assigned for the months of July, August and September was 857,449 m3/d. Regarding the minimum price for export permits, it will remain at US$ 7.73/MMBTU.

Moreover, the following export quotas for the period between October 2023 and April 2024 were assigned: 9 million m3/d for the Neuquina Basin and 2 million m3/d for the Austral Basin. The minimum price will result from calculating the simple average Brent oil prices in the first fifteen days of the month prior to delivery, multiplied by 7%. The Company was assigned a 1,452,878 m3/d volume.

Besides, the SE set an export quota of a total of 5.9 million m3/d for the winter period (May-September 2024) and a total of 9 million m3/d for the summer period (October-December 2024). In line with its participation in Plan GasAr, the Company was assigned a volume of 610,989 m3/d for the winter period and 606,529 m3/d for the summer period.

2.2.2 President Néstor Kirchner Gas Pipeline

In July 2023, cleaning and filling operations were conducted in the new Tratayén – Salliqueló tranche of President Néstor Kirchner gas pipeline, and transportation operations pursuant to regulatory requirements and standards started as from August 3, 2023.

President Néstor Kirchner Gas Pipeline’s Tratayén – Salliqueló tranche, crosses the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires, with a 573 km extension and an initial transportation capacity of 11 million m3/day of gas produced at the Vaca Muerta field.

Furthermore, on August 25, 2023, a call for tenders was launched for the Northern gas pipeline reversion project, complementary works to President Néstor Kirchner gas pipeline consisting of the engineering and construction of the 122-km Tio Pujio – La Carlota gas pipeline, the 62-km expansion of the Northern gas pipeline and the reversion of four compression plants in the provinces of Córdoba, Santiago del Estero and Salta. As of the issuance of these consolidated condensed interim financial statements, this project has not yet been awarded.

2.2.3 Plan GasAr’s Round 5.2 – Aguaragüe Joint Operation

Pampa, jointly with all partners of the Aguaragüe Joint Operation, participated in Round 5.2 of Plan GasAr, called under SE Resolution No. 770/22, and was awarded this project. The companies making up the Joint Operation appended a single incremental activity plan with an expected natural gas production incremental volume for the Joint Operation exceeding 400,000 m3/d as from the last quarter of 2023. The Company holds a 15% stake in this Joint Operation.

On September 27, 2023, gas volumes under Plan GasAr - Round 5.2 were awarded pursuant to SE Resolution No. 799/23. The scheme provides for the sale of incremental volumes to ENARSA for the October 1, 2023-December 31, 2028 period. The agreed sales price amounts to US$ 9.8 /MMBTU between October 2023 and December 2026, and US$ 6 /MMBTU between January 2027 and December 2028.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.3	Gas Transportation

TGS’s Tariff situation

On March 16, 2023, TGS’s Board of Directors approved a proposed addendum to the renegotiation transitionary agreement (the “2023 RTT”) sent by ENARGAS. On April 27, 2023, ENARGAS issued Resolution No. 186/23 publishing the new effective tariff schemes. The 2023 RTT was later ratified by PEN Executive Order No. 250/23 dated April 29, 2023.

The 2023 RTT includes, effective from April 29, 2023, a 95% transitionary tariff increase on the natural gas transportation tariff and the access and use charge. While it is in force, TGS may not distribute dividends or directly or indirectly early cancel financial and commercial debts taken on with shareholders, acquire other companies or grant loans, except for loans benefiting users or granted to contractors not covered by the previously indicated cases. If TGS deems it appropriate to act otherwise, it should require the corresponding authorization.

License extension request

On September 8, 2023, TGS submitted a request to ENARGAS to initiate a license term extension proceeding, as contemplated in Act No. 24,076, and requested the adoption of the existing performance assessment and public hearing measures so that, once all established administrative formalities and proceedings are met, a 10-year extension may be granted as from the initial term, effective on December 28, 2027, for the provision of the gas transportation service contemplating all the scopes of the license approved by Executive Order No. 2,458/92.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, TGS has not received a formal response from ENARGAS regarding this request.

2.4	Transmission

Transener and Transba’s tariff situation

On April 20, 2023, under ENRE Resolution No. 364/23, the ENRE launched the comprehensive tariff review process (“RTI”) for electricity transmission companies pursuant to Act No. 24,065 and Act No. 27,541, setting a 30-day term to draw up the guidelines and schedule for its development.

On May 29, 2023, ENRE Resolution No. 421/23 approved the transmission tariff review program for the year 2023 and the first quarter of 2024, and provided for the ENRE´s notification of the schedule and information requirements during the months of September and October 2023. In this sense, under a note dated October 26, 2023, the ENRE filed a first request for information, mainly associated with a description of the facilities making up the transportation system, expansions under execution, investment plans and corridors’ saturation status.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

On October 27, 2023, Transener and Transba answered that they would comply with such request in due time and manner, but that it would be necessary for the ENRE to define: i) the complete RTI process schedule, ii) the economic, financial and regulatory criteria under which such process will be conducted; and iii) issues regarding the first management period.

On September 8, 2023, aiming to preserve the purchasing power of the revenues established in ENRE Resolutions No. 147/22 and 148/22, the ENRE issued Resolutions No. 660/23 and 661/23 setting the hourly remuneration values effective from August 1, 2023, which represent 20.9% and 20.84% increases over the January 2023 values for Transener and Transba, respectively. Likewise, pursuant to ENRE Resolutions No. 780/23 and 781/23, on November 1, 2023, hourly remuneration values effective from November 1, 2023 were established, which represented a 37.33% and 38.44% increase over the values effective from August 2023 for Transener and Transba, respectively.

2.5	Regulations on access to the MLC

The main updates introduced by the BCRA on MLC inflow and outflow regulations which were disclosed in the Consolidated Financial Statements as of December 31, 2022, are summarized below.

On April 20, 2023, for the provision of certain services, the BCRA prior authorization was incorporated as requirement to access the MLC before 60 calendar days as from approval of the Argentine Republic’s Imports and Foreign Service Payments System (“SIRASE”)’s affidavit. This requirement is not applicable in the following cases: (i) payments through a swap and/or arbitrage against a foreign-currency domestic account; (ii) access simultaneously with the settlement of a new foreign financial indebtedness for which the principal matures after the stated term; and (iii) access with funds originated in the financing of service imports granted by a domestic financial entity with a commercial credit line abroad when the total principal of the financing matures after the stated term. On May 11, 2023, the BCRA established that financial entities should verify that the corresponding SIRA affidavit with an “approved” (salida) status has been assigned a term of 0 calendar days to access the MLC before granting access to pay imports of goods with a pending customs entry record (advance and sight payments) and payments of commercial debts without a customs entry record (in accordance with the exceptions set by the regulation).

As regards transactions with stock market assets, the term during which transactions may not be conducted is extended to 180 calendar days for securities issued under foreign law and maintained at 90 days for securities issued under Argentine law, to be submitted in the affidavits to access the MLC. On May 11, 2023, the BCRA broadened the scope of the affidavits for deliveries made as from May 12, 2023 to include legal entities that are part of the same economic group as the affiant (that is, companies sharing a control relationship under the “Large credit risk exposures” regulations). Finally, on September 7, 2023, the BCRA established that the contemplated affidavits refer to transactions with covered securities settled directly or indirectly or on behalf and to the order of third parties.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

More information on Argentina’s foreign exchange regulations can be found at the BCRA’s website: www.bcra.gov.ar.

2.6	Tax regulations – Main tax reforms

Tax for an Inclusive and Caring Argentina (Impuesto Para una Argentina Inclusiva y Solidaria, “PAIS”) for import and foreign service procurement transactions

Executive Order No. 377/23, dated July 24, 2023, extends the application of the PAIS tax to the acquisition of services abroad and import transactions for certain goods, exempting goods associated with the energy sector pursuant to SE regulations. Moreover, its regulation under AFIP Resolution No. 5,393/23, dated July 25, 2023, provided for an advance payment offsettable against the PAIS tax equivalent to 95% of the total final tax payable for certain goods and merchandise. This advance payment should be paid by the importer when declaring the import’s intended use. The PAIS tax’s remaining 5% balance should be paid when accessing the MLC to make the payment abroad, where the intervening bank will act as collection and settlement agent.

PAIS tax exemption for import transactions

SE Resolutions No. 671/23, 714/23 and 824/23 regulated the PAIS tax exemption for import transactions of goods associated with the energy sector.

Thus, the following import transactions are exempted from this tax:

i)	liquid fuels, natural gas and electricity;
ii)	goods destined for the construction and start-up of President Néstor Kirchner Gas Pipeline, the reversion of the Northern Gas Pipeline and related works, and the works making up the Gas Pipeline Network Program;
iii)	goods destined for power generation works with or without foreign financing for the payment of imports;
iv)	goods for works and maintenance of renewable energy generation projects comprised in exhibits to the regulatory resolutions, including PEPE II through IV and PEPE VI wind farms;
v)	goods for works and maintenance of thermal and hydropower plants included in the lists attached to the regulatory resolutions, including the Company assets.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 3: BASIS OF PREPARATION

These Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2023 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in million pesos and were approved for their issuance by the Company’s Board of Directors on November 8, 2023.

The information included in the Consolidated Condensed Interim Financial Statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

This consolidated condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss and they should be read together with the Consolidated Financial Statements as of December 31, 2022, which have been prepared under IFRS.

These Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2023 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the nine-month period ended September 30, 2023, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2022, and for the nine and three-month periods ended September 30, 2022, disclosed for comparative purposes, arises from the Consolidated Financial Statements as of those dates.

Additionally, certain non-significant reclassifications have been made to those Consolidated Financial Statements´ figures to keep the consistency in the presentation with the figures of the current period.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these Consolidated Condensed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements for the last fiscal year, which ended on December 31, 2022.

New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2023 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2023:

-	IFRS 17 - “Insurance Contracts” (issued in May 2017 and modified in June 2020 and December 2021).
-	IAS 1 - “Presentation of financial statements” (amended in February 2021).
-	IAS 8 - “Accounting Policies” (amended in February 2021).
-	IAS 12 - “Income Tax” (amended in May 2021).

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

NOTE 5: GROUP STRUCTURE

5.1	Interest in subsidiaries, associates and joint ventures
5.1.1	Acquisition of an additional interest in Rincón de Aranda and divestment of interest in Greenwind

On June 23, 2023, the Company executed an agreement with Total Austral S.A. (Argentine branch) to acquire the additional 45% interest in the Rincón de Aranda area, reaching a 100% interest in the block. As part of the agreement, Pampa assigned, on the transaction’s closing date, 100% of its equity interest in Greenwind, which only asset is the Mario Cebreiro Wind Farm.

Rincón de Aranda is a 240 km2 exploration block located in the oil window of the Vaca Muerta formation, in the Province of Neuquén. It currently has a shut-in production well and an uncompleted well, both drilled in 2019; although the block is not currently in production, its proximity to important productive blocks in the Vaca Muerta formation makes it highly promising from a technical standpoint.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Upon meeting the conditions precedent, including, but not limited to, the assignment’s approval and the granting of a CENCH over the block in favor of the Company, the transaction was closed on August 16, 2023.

On the other side, Mario Cebreiro Wind Farm, inaugurated in 2018 with a 100 MW capacity and located in Bahía Blanca, Province of Buenos Aires, was the Company's first wind power project, which was awarded under the Renovar 1 program. It is worth highlighting that, despite the wind farm's assignment, the Company remains committed to renewable energy, which is essential to keep its position as a leading provider of efficient energy and has started the construction of PEPE VI (see Note 18).

Lastly, with the acquisition of the additional interest in Rincón de Aranda, the Company diversifies its presence in the energy sector with a shale oil block having great production potential and reinforces its commitment to the development of unconventional reserves in Vaca Muerta.

On the closing date, the Company recorded profits for $ 2,485 million (or US$ 6.6 million) to reflect the fair value of the previous 55% interest held in the Rincón de Aranda block, as well as profits for $ 85 million (or US$ 0.2 million) to reflect the result of the assets swap.

The following table details the value of the transferred consideration and the fair value of assets acquired and liabilities assumed as of August 16, 2023:

	US$	$
Assignment of Greenwind's interest net of assumed liabilities (a)	(54.0)	(18,861)
Fair value of Rincón de Aranda's previous interest	(31.6)	(11,060)
Total	(85.6)	(29,921)
Property, plant and equipment (b)	57.0	19,911
Inventories (c)	0.9	315
Tax credits (d)	1.0	350
Cash and cash equivalents (e)	29.2	10,231
Deferred tax liability	(2.3)	(801)
Fair value	85.8	30,006
Profit	0.2	85

(a) The following table details the Greenwind’s interest book value:

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

	US$	$
Property, plant and equipment	121.1	42,380
Intangible assets	29.5	10,337
Financial assets at fair value through profit and loss	10.9	3,815
Trade and other receivables	10.1	3,535
Cash and cash equivalents	16.7	5,841
Borrowings	(79.7)	(27,901)
Deferred tax liability	(48.3)	(16,905)
Income tax liability	(3.6)	(1,299)
Trade and other payables	(1.1)	(382)
Provisions	(0.8)	(280)
Tax charges	(0.8)	(280)
Assignment of Greenwind's interest net of assumed liabilities	54.0	18,861
Provisions assumed by Pampa	(4.2)	(1,431)
Book value of Greenwind´s interest	49.8	17,430

The provisions for contingencies assumed by Pampa correspond to the additional income tax which should have been assessed in Greenwind for the fiscal year 2022 without considering the tax loss carryforward update, regarding the contractual indemnity granted to Total Austral S.A. (Argentine Branch).

(b) The well’s fair value was assessed using the “cost-based approach”, which consists of its replacement value as adjusted by its loss of value resulting from physical impairment and functional and economic obsolescence. The fair value of the mining property was assessed using the “income-based approach”, considering the development plan contemplated within the concession contract’s term.

(c) The fair value of spare parts was assessed using the “cost-based approach”, which consists of the replacement value of each item as adjusted by its loss of value resulting from physical impairment and functional and economic obsolescence.

(d) The contractual value of tax credits does not differ from its fair value.

(e) Corresponding to the price adjustment paid by Total Austral S.A. (Argentine branch).

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.1.2	Subsidiaries information

			09.30.2023	12.31.2022
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovable S.A.	Argentina	Generation	100.00%	100.00%
GASA	Argentina	Generation	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
Greenwind (1)	Argentina	Generation	-	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
CISA	Argentina	Trader & investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
Energía Operaciones ENOPSA S.A.	Ecuador	Oil	100.00%	100.00%
Pampa Ecuador Inc	Nevis	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	-
PE Energía Ecuador LTD	Grand Cayman	Investment	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	-
EISA	Uruguay	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	51.00%	51.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%
Vientos Solutions S.L.U.	Spain	Investment	-	100.00%

(1) See Note 5.1.1.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.1.3	Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (Loss) of the period	Equity	Direct and indirect participation %
Associates
OCP Ltd	Investment	09.30.2023	35,153	479	34,433	30.06%
TGS (1)	Gas transportation	09.30.2023	753	30,706	573,574	2.361%

Joint ventures
CIESA (1)	Investment	09.30.2023	639	15,610	292,651	50.00%
Citelec (2)	Investment	09.30.2023	556	6,536	91,049	50.00%
CTB	Generation	09.30.2023	8,558	5,017	193,710	50.00%

(1) The Company holds a direct and indirect interest of 2.361% in TGS and 50% in CIESA, a company that holds a 51% interest in the share capital of TGS. Therefore, additionally the Company has an indirect participation of 25.50% in TGS.

As of September 30, 2023, the quotation of TGS's ordinary shares and ADR published on the Buenos Aires Stock Exchange and the NYSE was $ 1,674.65 and US$ 10.18, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 370,689 million.

(2) The Company holds a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of September 30, 2023, Transener’s common share price listed at the Buenos Aires Stock Exchange was $ 443.50, conferring Pampa’s indirect interest an approximate $ 51,916 million market value.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The detail of the balances of investments in associates and joint ventures is as follows:

	09.30.2023	12.31.2022
Disclosed in non-current assets
Associates
OCP	5,506	2,679
TGS	13,797	11,805
Other	8	3
Total associates	19,311	14,487

Joint ventures
CIESA	163,769	77,043
Citelec	45,524	20,801
CTB	96,854	47,502
Total joint ventures	306,147	145,346
Total associates and joint ventures	325,458	159,833

The following table shows the breakdown of the result from investments in associates and joint ventures:

	09.30.2023	09.30.2022
Associates
Refinor	-	(1,328)
OCP	143	(270)
TGS	870	864
Total associates	1,013	(734)

Joint ventures
CIESA	7,255	5,609
Citelec	3,268	570
CTB	2,508	4,939
Greenwind	-	3,226
Total joint ventures	13,031	14,344
Total associates and joint ventures	14,044	13,610

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	09.30.2023	09.30.2022
At the beginning of the year	159,833	79,114
Dividends	-	(854)
Acquisition of equity interests	-	62
Sale of equity interests	(7,807)	-
Decrease due to obtained control	-	(2,740)
Held for sale assets	-	(1,816)
Share of profit	14,044	14,852
Impairment	-	(1,242)
Exchange differences on translation	159,388	46,868
At the end of the period	325,458	134,244
5.1.4	Investment in OCP

On May 4, 2023, the Company, through its subsidiary PEB, entered into a purchase agreement with Repsol OCP de Ecuador S.A. to acquire 2,979,606,613 additional shares, representing 29.66% of the share capital, of OCP Ltd, which in turn holds the whole share capital and voting rights of OCP SA, for a price of US$ 15 million, adjusted by subtracting the dividends collected by Repsol OCP de Ecuador S.A. between January 1, 2023 and the transaction closing date. The completion of the transaction is subject to the customary precedent conditions, including the applicable governmental approvals.

5.1.5	Investment in CTB

Closing to combined cycle project

On February 22, 2023, CTB stared operations under the supply agreement with CAMMESA. On April 26, 2023, CTB was commissioned to operate with gas oil.

Issuance of CB

The resolutive condition of the guarantees granted by CTB’s co-controlling shareholders (Pampa and YPF) in favor of holders of outstanding Classes 1, 2, 4, 6, 7 and 8 CB issued by CTB to secure the timely and proper payment of any owed amount, including principal and interest services, was fulfilled with the combined cycle’s commissioning on February 22, 2023. Consequently, these guarantees are terminated, ineffective and unenforceable.

On April 3, 2023, CTB issued Class 9 CB for a total amount of US$ 50 million at an annual fixed interest rate of 0% and maturing on April 3, 2026. Class 9 CB were subscribed and paid in cash and in-kind through the delivery of Class 1 CB, consequently, Class 1 CB with a face value of US$ 2.2 million were partially canceled. The remaining outstanding face value of Class 1 CB, amounting to US$ 30 million, was redeemed in full in May 2023.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, CTB is in compliance with all the covenants under its debt agreements.

5.2	Oil and gas participations

Continuity plan in the Parva Negra Este block

On December 14, 2022, the Company, ExxonMobil Exploration Argentina S.R.L. and GyP submitted to the provincial enforcement authority a proposal for a contractual continuity plan which included: (i) the granting of a Lot Under Evaluation for the April-2022 through April-2025 period, (ii) a 50% reduction of the block’s surface, to a total surface of 143 km2, (iii) the assignment of ExxonMobil Exploration Argentina S.R.L.’s 42.50% interest to the Company, and (iv) the commitment to drill and complete 1 horizontal well targeting Vaca Muerta before September 2024.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the parties have executed an addendum to the Joint Venture agreement under the stated terms, and the Provincial Executive Order approving it is pending issuance.

Anticlinal Campamento termination agreement

On January 19, 2023, the Company accepted Oilstone Energía S.A.’s offer to terminate its rights and obligations under the investment agreement, the Joint Operation and the operating agreement of the block, effective from January 1, 2023.

Estación Fernández Oro termination agreement

On March 14, 2023, the Company accepted YPF S.A.’s proposal to terminate, effective as from January 1, 2023, all the Company’s rights and obligations in the investment agreement, the Joint Operation and the operating agreement for the Estación Fernández Oro block’s exploitation concession.

Las Tacanas Norte Exploration Permit Termination

On January 4, 2023, the Las Tacanas Norte block exploration period terminated, and the Company’s rights and obligations over the area expired.

Aguaragüe Concession Extension

On February 3, 2023, an agreement for a 10-year extension of the concession was signed with the enforcement authority. The agreement includes investment commitments for the execution of 1 well, 2 workovers and 2D seismic reprocessing.

On August 14, 2023, Provincial Executive Order No. 543/23 was published in Salta’s Official Gazette, ratifying the extension of the concession pursuant to the above-mentioned agreement.

26

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The Company has a 15% interest in the block.

Acquisition of additional interest and grant of CENCH at Rincón de Aranda

On June 23, 2023, the Company executed an agreement with Total Austral S.A. (Argentine branch) to acquire the additional 45% interest in the Rincón de Aranda area. As part of the agreement, on the transaction’s closing date, the Company assigned 100% of its equity interest in Greenwind, which only asset is the Mario Cebreiro Wind Farm (see Note 5.1.1).

On July 26, 2023, the Company entered into a Memorandum of Understanding with the Province of Neuquén agreeing on the CENCH granting terms. Later, pursuant to Executive Order No. 1,435/23, the Province of Neuquén approved the above-mentioned Memorandum of Understanding and the assignment of Total Austral S.A. (Argentine branch)’s interest to the Company, and granted the CENCH in favor of the Company. The assignment of rights over the block and the CENCH are effective as from August 16, 2023, the transaction’s closing date.

The Company had a 55% interest in the block; therefore, after the closing of the transaction, it reached a 100% interest in Rincón de Aranda.

The Company plans to start a pilot program involving the completion of 1 previously drilled well, as well as the drilling and completion of 2 pads consisting of 8 wells, and the construction and adaptation of the surface facilities, with an estimated US$161 million investment.

Relinquishment of Río Atuel

On July 10, 2023, the Company and Petrolera El Trébol (operating entity) informed the Ministry of Economy and Energy of the Province of Mendoza of their decision to fully relinquish the block classified as a lot under evaluation pursuant to section 81.(b) of Act No. 17,319.

As a result, the Company has written off exploration wells for $ 1,702 million (US$ 6.6 million).

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Condensed Interim Financial Statements.

27

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

In the preparation of these Consolidated Condensed Interim Financial Statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2022.

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last year.

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures and associates, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Electricity Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind (until divestment see Note 5.1.1), VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba, Ecoenergía, Pilar, I. White, the Pichi Picún Leufú hydroelectric complex and PEPE II, PEPE III and PEPE IV wind farms. It is worth highlighting that the results of the segment’s operations reflect the effects of the consolidation with Greenwind and VAR as from August 12, 2022, and December 16, 2022, respectively.

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct and indirect interest in CISA, PECSA y PESOSA.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding and Other Business, principally consisting of interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the south of the country, respectively, interests in the associate OCP, holding activities and other financial investment transactions.

The Company manages its operating segment based on its individual net result in U.S. dollars.

28

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the nine-month period ended September 30, 2023	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue - local market	507	326	273	11	-	1,117	285,892
Revenue - foreign market	-	137	116	-	-	253	61,065
Intersegment revenue	-	85	-	-	(85)	-	-
Cost of sales	(275)	(319)	(341)	-	85	(850)	(209,953)
Gross profit	232	229	48	11	-	520	137,004

Selling expenses	(1)	(38)	(12)	-	-	(51)	(13,333)
Administrative expenses	(38)	(56)	(5)	(34)	-	(133)	(33,554)
Exploration expenses	-	(7)	-	-	-	(7)	(1,772)
Other operating income	50	64	-	1	-	115	31,627
Other operating expenses	(24)	(26)	(2)	(16)	-	(68)	(18,079)
(Impairment) Impairment recovery of intangible assets and inventories	-	-	(3)	2	-	(1)	(324)
Impairment of financial assets	-	-	-	(4)	-	(4)	(1,490)
Share of profit from associates and joint ventures	9	-	-	33	-	42	14,044
Profit from sale of companies´ interest	-	-	-	1	-	1	486
Operating income	228	166	26	(6)	-	414	114,609

Financial income	2	2	-	5	(5)	4	1,090
Financial costs	(92)	(157)	(2)	(37)	5	(283)	(71,096)
Other financial results	221	7	7	157	-	392	95,794
Financial results, net	131	(148)	5	125	-	113	25,788
Profit before income tax	359	18	31	119	-	527	140,397

Income tax	(48)	(2)	(5)	(14)	-	(69)	(20,437)
Profit of the period	311	16	26	105	-	458	119,960

Depreciation and amortization	74	125	4	-	-	203	51,111

29

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the nine-month period ended September 30, 2023	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit of the year attributable to:
Owners of the company	310	16	26	105	-	457	119,708
Non-controlling interest	1	-	-	-	-	1	252

Consolidated financial position information as of September 30, 2023
Assets	2,771	1,524	158	876	(148)	5,181	1,813,187
Liabilities	858	1,353	146	211	(148)	2,420	847,032

Net book values of property, plant and equipment	1,301	1,058	25	34	-	2,418	846,115

Additional consolidated information as of September 30, 2023
Increases in property, plant and equipment and right-of-use assets	192	385	4	3	-	584	151,294

30

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the nine-month period ended September 30, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue - local market	500	290	308	16	-	1,114	136,862
Revenue - foreign market	-	112	155	-	-	267	31,886
Intersegment revenue	-	89	-	-	(89)	-	-
Cost of sales	(278)	(264)	(405)	-	88	(859)	(104,023)
Gross profit	222	227	58	16	(1)	522	64,725

Selling expenses	(2)	(33)	(12)	-	-	(47)	(5,719)
Administrative expenses	(29)	(44)	(4)	(24)	-	(101)	(12,389)
Exploration expenses	-	-	-	-	-	-	(23)
Other operating income	18	55	-	6	-	79	10,345
Other operating expenses	(3)	(22)	(2)	(6)	-	(33)	(4,209)
Impairment of property, plant and equipment, intangible assets and inventories	-	(29)	-	(5)	-	(34)	(4,260)
Impairment of financial assets	-	(1)	-	(4)	-	(5)	(672)
Share of profit from associates and joint ventures	67	-	-	33	-	100	13,610
Operating income	273	153	40	16	(1)	481	61,408

Financial income	1	2	-	8	(5)	6	597
Financial costs	(47)	(83)	(2)	(21)	5	(148)	(18,127)
Other financial results	(11)	(19)	5	58	-	33	4,108
Financial results, net	(57)	(100)	3	45	-	(109)	(13,422)
Profit before income tax	216	53	43	61	(1)	372	47,986

Income tax	(15)	-	(5)	(6)	-	(26)	(5,224)
Profit (Loss) of the period	201	53	38	55	(1)	346	42,762

Depreciation and amortization	61	95	4	-	-	160	19,204

31

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the nine-month period ended September 30, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the period attributable to:
Owners of the company	198	53	38	55	(1)	343	42,448
Non-controlling interest	3	-	-	-	-	3	314

Consolidated financial position information as of December 31, 2022
Assets	2,464	1,234	177	1,029	(162)	4,742	840,064
Liabilities	979	1,248	147	245	(161)	2,458	435,444

Net book values of property, plant and equipment	1,299	807	24	34	-	2,164	383,464

Additional consolidated information as of September 30, 2022
Increases in property, plant and equipment, intangibles assets and right-of-use assets	99	209	5	33	-	346	42,409

32

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	09.30.2023	09.30.2022

Energy sales in spot market	37,961	19,239
Energy sales by supply contracts	71,078	31,831
Fuel supply	17,409	9,368
Other sales	395	399
Generation sales subtotal	126,843	60,837

Gas sales	95,137	36,049
Oil sales	23,179	12,309
Other sales	1,858	919
Oil and gas sales subtotal	120,174	49,277

Products from catalytic reforming sales	43,089	24,357
Styrene sales	14,451	8,990
Synthetic rubber sales	14,705	10,232
Polystyrene sales	24,512	12,866
Other sales	428	267
Petrochemicals sales subtotal	97,185	56,712

Technical assistance and administration services sales	2,658	1,884
Other sales	97	38
Holding and others subtotal	2,755	1,922
Total revenue	346,957	168,748

33

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	09.30.2023	09.30.2022
Inventories at the beginning of the year	30,724	15,888

Plus: Charges of the period
Purchases of inventories, energy and gas	84,858	47,236
Salaries and social security charges	16,006	7,253
Employees benefits	3,156	1,324
Defined benefit plans	1,723	480
Works contracts, fees and compensation for services	21,271	8,495
Property, plant and equipment depreciation	48,697	18,261
Intangible assets amortization	950	88
Right-of-use assets amortization	140	350
Energy transportation	1,925	799
Transportation and freights	4,198	1,512
Consumption of materials	3,997	2,520
Penalties	411	102
Maintenance	8,236	5,694
Canons and royalties	19,727	8,421
Environmental control	841	412
Rental and insurance	4,410	2,494
Surveillance and security	905	348
Taxes, rates and contributions	1,315	451
Other	582	257
Total charges of the period	223,348	106,497

Exchange differences on translation	29,823	6,440

Less: Inventories at the end of the period	(73,942)	(24,802)
Total cost of sales	209,953	104,023

34

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	09.30.2023	09.30.2022
Salaries and social security charges	934	404
Employees benefits	104	43
Fees and compensation for services	748	375
Property, plant and equipment depreciation	5	3
Taxes, rates and contributions	2,871	1,308
Transportation and freights	8,506	3,469
Other	165	117
Total selling expenses	13,333	5,719

10.2 Administrative expenses

	09.30.2023	09.30.2022
Salaries and social security charges	10,848	4,493
Employees benefits	1,797	666
Defined benefit plans	3,739	839
Fees and compensation for services	5,606	2,742
Compensation agreements	6,545	1,578
Directors' and Sindycs' fees	1,325	567
Property, plant and equipment depreciation	1,319	502
Consumption of materials	46	30
Maintenance	505	184
Transport and per diem	502	134
Rental and insurance	124	47
Surveillance and security	163	82
Taxes, rates and contributions	350	197
Communications	181	139
Other	504	189
Total administrative expenses	33,554	12,389

10.3 Exploration expenses

	09.30.2023	09.30.2022
Geological and geophysical expenses	70	23
Derecognition of unproductive wells	1,702	-
Total exploration expenses	1,772	23

35

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	Note	09.30.2023	09.30.2022
Other operating income
Insurance recovery		415	55
Services provided to third parties		165	107
Results for property, plant and equipment sale and derecognition		187	137
Result from intangible assets sale		-	252
Contingencies recovery		107	12
Tax charges recovery		51	23
Dividends received		2	-
Commercial interests		12,009	2,653
Contractual indemnity		1,360	-
Argentine Natural Gas Production Promotion Plan		14,059	6,794
Fair value of consortiums' previous interest	5.1.1	2,485	-
Other		787	312
Total other operating income		31,627	10,345

Other operating expenses
Provision for contingencies		(1,012)	(205)
Provision for environmental remediation		(793)	-
Results for property, plant and equipment sale and derecognition		(19)	-
Tax credits´ impairment		(8)	(12)
Tax on bank transactions		(3,120)	(1,234)
PAIS import tax		(973)	-
Donations and contributions		(497)	(221)
Institutional promotion		(1,023)	(335)
Costs of concessions agreements completion		(1,396)	-
Contractual penalty		(1,360)	-
Readjustment of investment plan		-	(1,011)
Royalties of Argentine Natural Gas Production Promotion Plan		(1,977)	(982)
Ecuador's transactional agreement		(1,510)	-
Impairment of other receivables		(1,613)	-
Other contractual expenses		(1,510)	-
Other		(1,268)	(209)
Total other operating expenses		(18,079)	(4,209)

36

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 Financial results

	09.30.2023	09.30.2022
Financial income
Financial interest	527	110
Other interest	563	487
Total financial income	1,090	597

Financial costs
Financial interests (1)	(59,227)	(14,547)
Commercial interests	(164)	(57)
Fiscal interests	(9,446)	(2,659)
Other interests	(714)	(370)
Bank and other financial expenses	(1,545)	(494)
Total financial costs	(71,096)	(18,127)

Other financial results
Foreign currency exchange difference, net	19,289	4,710
Changes in the fair value of financial instruments	78,884	1,969
Result from present value measurement	(2,347)	(1,215)
Result from exchange of corporate bonds	-	(1,941)
Result from repurchase of corporate bonds	72	672
Other financial results	(104)	(87)
Total other financial results	95,794	4,108

Total financial results, net	25,788	(13,422)

(1) Net of $ 2,892 million and $ 791 million capitalized in property, plant and equipment for the nine-month periods ended September 30, 2023 and 2022, respectively.

37

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	09.30.2023	09.30.2022
Current tax	13,264	25,899
Deferred tax	6,723	(18,559)
Difference between previous fiscal year income tax provision and the income tax statement	450	(2,116)
Total income tax - Loss	20,437	5,224

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	09.30.2023	09.30.2022
Profit before income tax	140,397	47,986
Current income tax rate	35%	35%
Income tax at the statutary tax rate	49,139	16,795
Share of profit from companies	(4,916)	(4,759)
Non-taxable results	(3,459)	(463)
Effects of exchange differences and other results associated with the valuation of the currency, net	84,410	22,455
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(182,671)	(52,802)
Difference between previous fiscal year income tax provision and deferred tax and the income tax statement	775	(2,366)
Effect for tax inflation adjustment	71,033	25,215
Non-deductible cost	5,856	1,157
Other	270	(8)
Total income tax - Loss	20,437	5,224

38

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1	Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Increases for incorporation	Transfers	Decreases (2)	Impairment	Traslation effect
								At the end

Lands	2,333	-	-	-	-	-	2,275	4,608
Buildings	25,253	-	-	484	(832)	-	25,036	49,941
Equipment and machinery	339,671	179	-	36,301	(46,876)	-	354,052	683,327
Wells	175,771	3,769	-	67,982	(4,515)	-	185,110	428,117
Mining property	32,077	7,201	-	4,800	-	-	31,748	75,826
Vehicles	1,365	429	-	138	(44)	-	1,691	3,579
Furniture and fixtures and software equipment	10,635	274	-	264	(53)	-	10,585	21,705
Communication equipments	223	-	-	-	-	-	217	440
Materials, spare parts and tools	6,304	13,442	-	(14,037)	-	-	8,819	14,528
Petrochemical industrial complex	5,158	2	-	737	-	-	5,284	11,181
Civil works	557	-	-	3,896	(429)	-	5,060	9,084
Work in progress	44,316	98,904	-	(80,846)	(42)	-	43,178	105,510
Advances to suppliers	7,718	26,685	-	(19,719)	(2)	-	20,752	35,434
Other goods	78	-	-	-	-	-	75	153
Total at 09.30.2023	651,459	150,885	-	-	(52,793)	-	693,882	1,443,433
Total at 09.30.2022	311,688	39,074	17,193	-	(200)	(12,469)	142,286	497,572

(1) Includes $ 2,892 million and $791 million of financial costs capitalized in property, plant and equipment for the nine-month periods ended September 30, 2023 and 2022, respectively.

(2)	Includes decrease for assignment of Greenwind’s interest, see Note 5.1.1.

39

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation						Net book values
Type of good	At the beginning	Decreases (1)	For the period	Impairment	Traslation effect	At the end	At the end	At 12.31.2022

Lands	-	-	-	-	-	-	4,608	2,333
Buildings	(13,342)	89	(1,412)	-	(13,660)	(28,325)	21,616	11,911
Equipment and machinery	(113,166)	5,662	(23,639)	-	(127,402)	(258,545)	424,782	226,505
Wells	(104,372)	1,928	(21,317)	-	(107,680)	(231,441)	196,676	71,399
Mining property	(23,809)	-	(1,328)	-	(23,745)	(48,882)	26,944	8,268
Vehicles	(865)	35	(243)	-	(909)	(1,982)	1,597	500
Furniture and fixtures and software equipment	(9,137)	19	(885)	-	(9,240)	(19,243)	2,462	1,498
Communication equipments	(174)	-	(21)	-	(185)	(380)	60	49
Materials, spare parts and tools	(257)	-	(34)	-	(263)	(554)	13,974	6,047
Petrochemical industrial complex	(2,664)	-	(875)	-	(2,991)	(6,530)	4,651	2,494
Civil works	(135)	73	(265)	-	(960)	(1,287)	7,797	422
Work in progress	-	-	-	-	-	-	105,510	44,316
Advances to suppliers	-	-	-	-	-	-	35,434	7,718
Other goods	(74)	-	(2)	-	(73)	(149)	4	4
Total at 09.30.2023	(267,995)	7,806	(50,021)	-	(287,108)	(597,318)	846,115
Total at 09.30.2022	(141,298)	39	(18,766)	8,787	(64,012)	(215,250)	282,322
Total at 12.31.2022								383,464

(1)	Includes decrease for assignment of Greenwind’s interest, see Note 5.1.1.

40

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increase	Increases for incorporation	Decrease (1)	Impairment recovery (Impairment)(2)	Traslation effect
							At the end

Concession agreements	444	-	-	-	-	433	877
Goodwill	6,131	-	-	-	-	5,980	12,111
Intangible identified in acquisitions of companies	17,835	-	-	(10,987)	-	17,414	24,262
Digital assets	1,172	-	-	(1,626)	411	43	-
Total at 09.30.2023	25,582	-	-	(12,613)	411	23,870	37,250
Total at 09.30.2022	4,530	3,312	4,169	(2,128)	(571)	2,639	11,951

	Amortization
Type of good	At the beginning	For the period	Decrease (1)	Traslation effect
					At the end

Concession agreements	(418)	(15)	-	(415)	(848)
Intangible identified in acquisitions of companies	(800)	(935)	650	(1,245)	(2,330)
Total at 09.30.2023	(1,218)	(950)	650	(1,660)	(3,178)
Total at 09.30.2022	(574)	(88)	-	(261)	(923)

	Net book values
Type of good	At the end	At 12.31.2022

Concession agreements	29	26
Goodwill	12,111	6,131
Intangible identified in acquisitions of companies	21,932	17,035
Digital assets	-	1,172
Total at 09.30.2023	34,072
Total at 09.30.2022	11,028
Total at 12.31.2022		24,364

(1)	Includes decrease for assignment of Greenwind’s interest, see Note 5.1.1.
(2)	The sale of the digital assets at market price resulted in the recognition of an impairment recovery for $ 411 million (US$ 2 million) as of September 30, 2023. As of September 30, 2022, the recoverability of the digital assets was affected by their market value at closing, resulting in the recording of impairment losses for $ 571 million (US$ 5 million).

41

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	09.30.2023	12.31.2022
Tax loss carryforwards	15,342	3,294
Property, plant and equipment	50,839	26,765
Intangible assets	1	2
Trade and other receivables	630	592
Provisions	22,452	10,472
Salaries and social security payable	309	134
Defined benefit plans	2,961	1,356
Trade and other payables	174	40
Other	417	195
Deferred tax asset	93,125	42,850
Property, plant and equipment	(11,280)	(14,021)
Intangible assets	(11,890)	(6,209)
Investments in companies	(1,332)	(1,332)
Inventories	(10,368)	(3,281)
Financial assets at fair value through profit and loss	(3,410)	(2,718)
Trade and other receivables	(6,243)	(3,928)
Tax liabilities	(322)	(322)
Tax inflation adjustment	(66,485)	(24,567)
Deferred tax liability	(111,330)	(56,378)

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset tax assets and liabilities; and when deferred income tax charges are associated with the same fiscal authority. Therefore, they are disclosed in the consolidated condensed interim statement of financial position:

	09.30.2023	12.31.2022
Deferred tax asset, net	1,616	6,326
Deferred tax liability, net	(19,821)	(19,854)

42

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	09.30.2023	12.31.2022
Current
Materials and spare parts	47,519	18,489
Advances to suppliers	5,096	1,458
In process and finished products	21,327	10,777
Total (1)	73,942	30,724

(1) It includes impairment loss as a result of the performed recoverability assessment for$ 735 million (US$ 3 million), $ 7 million (US$ 0,1 million) and $ 463 million (US$ 2 million) as of September 30, 2023 and 2022 and December 31, 2022.

11.5 Provisions

	09.30.2023	12.31.2022
Non-Current
Contingencies	40,105	19,031
Asset retirement obligation and wind turbines decommisioning	7,615	4,453
Environmental remediation	5,078	2,578
Other provisions	1,396	-
Total non-current	54,194	26,062

Current
Contingencies	-	16
Asset retirement obligation and wind turbines decommisioning	683	400
Environmental remediation	510	357
Other provisions	12	6
Total current	1,205	779

43

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	09.30.2023
	Contingencies	Asset retirement obligation and wind turbines decommisioning	Environmental remediation

At the beginning of the year	19,047	4,853	2,935
Increases	2,900	573	183
Decreases	(94)	-	(157)
Exchange differences on translation	18,359	4,133	2,747
Decrease por subsidiaries sales	-	(280)	-
Reversal of unused amounts	(107)	(981)	(120)
At the end of the period	40,105	8,298	5,588

	09.30.2022
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	10,887	2,217	1,805
Increases	421	206	41
Increases for incorporation	-	177	-
Decreases	(60)	(11)	(80)
Exchange differences on translation	4,515	1,027	750
Reversal of unused amounts	(12)	(154)	(11)
At the end of the period	15,751	3,462	2,505

11.5.1 Provision for lawsuits and contingencies

Regarding the international arbitration claim filed by the Company against Petrobras International Braspetro B.V. on account of fraudulent representations and omissions associated with certain export transactions under the share purchase agreement executed on May 13, 2016, whereby, the Company acquired 67.2% of Petrobras Argentina S.A.'s capital stock, the arbitration award is pending issuance by the Arbitration Court.

44

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.6 Income tax and minimum notional income tax provision

	09.30.2023	12.31.2022
Non-current
Income tax, net of witholdings	36,743	28,568
Minimum notional income tax	3,850	3,160
Total non-current	40,593	31,728

Current
Income tax, net of witholdings and advances	12,392	927
Total current	12,392	927

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 Financial assets at amortized cost

	09.30.2023	12.31.2022
Non-current
Term deposit	14,128	17,823
Notes receivable	-	177
Total non-current	14,128	18,000

Current
Term deposit	21,135	-
Notes receivable	3,154	1,357
Total current	24,289	1,357

45

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.2	Financial assets at fair value through profit and loss

	09.30.2023	12.31.2022
Non-current
Shares	9,615	4,867
Total non-current	9,615	4,867

Current
Government securities	170,579	36,281
Corporate bonds	30,027	33,600
Shares	44,408	28,422
Mutual funds	3,912	5,553
Total current	248,926	103,856

12.3	Trade and other receivables

	Note	09.30.2023	12.31.2022
Non-Current
Other		24	12
Trade receivables		24	12

Non-Current
Related parties	16	4,482	3,098
Advances to suppliers		1,502	-
Tax credits		353	285
Prepaid expenses		63	14
Contractual indemnity credit		1,423	-
Other		1,511	6
Other receivables		9,334	3,403
Total non-current		9,358	3,415

46

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	09.30.2023	12.31.2022
Current
Receivables from MAT sales		6,221	3,689
CAMMESA		46,433	29,315
Receivables from oil and gas sales		58,796	9,788
Receivables from petrochemicals sales		15,816	10,931
Related parties	16	1,247	848
Other		474	496
Impairment of financial assets		(1,352)	(1,039)
Trade receivables, net		127,635	54,028

Current
Related parties	16	3,630	1,183
Tax credits		2,464	2,555
Receivables for complementary activities		-	57
Prepaid expenses		2,715	2,525
Guarantee deposits		3,369	4,870
Expenses to be recovered		3,595	2,611
Receivables for acquisition of subsidiary		-	1,182
Receivables for sale of subsidiary and associates		1,421	719
Receivables for financial instruments sale		4	150
Argentine Natural Gas Production Promotion Plan		10,380	5,721
Receivables for arbitration award		-	6,621
Contractual indemnity credit		761	-
Other		2,099	1,144
Impairment of other receivables		(12)	(38)
Other receivables, net		30,426	29,300

Total current		158,061	83,328

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

47

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the impairment of financial assets are as follows:

	09.30.2023	09.30.2022
At the beginning of the year	1,039	963
Impairment	297	100
Reversal of unused amounts	(151)	(50)
Exchange differences on translation	167	38
At the end of the period	1,352	1,051

The movements in the impairment of other receivables are as follows:

	09.30.2023	09.30.2022
At the beginning of the year	38	12
Impairment	7	40
Reversal of unused amounts	(46)	(3)
Exchange differences on translation	13	2
At the end of the period	12	51

12.4	Cash and cash equivalents

	09.30.2023	12.31.2022
Cash	70	28
Banks	26,834	1,958
Mutual funds	37,213	16,771
Total	64,117	18,757

48

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5	Borrowings

	09.30.2023	12.31.2022
Non-Current
Financial borrowings	1,930	19,088
Corporate bonds	449,153	218,349
Total non-current	451,083	237,437

Current
Bank overdrafts	36,770	10,514
Financial borrowings	20,886	8,970
Corporate bonds	65,476	28,845
Total current	123,132	48,329
Total	574,215	285,766

As of September 30, 2023, and December 31, 2022 the fair value of the Company’s CB amount approximately to $ 496,322 million and $ 240,194 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period (fair value level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company is in compliance with the covenants provided for in its loan’s contracts.

49

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The evolution of the consolidated loans over the nine-month periods ended September 30, 2023 and 2022 is disclosed below.

	09.30.2023	09.30.2022
At the beginning of the year	285,766	147,795
Proceeds from borrowings	98,835	33,211
Payment of borrowings	(30,438)	(17,453)
Accrued interest	59,222	14,544
Payment of interests	(51,886)	(12,642)
Repurchase of corporate bonds	(1,335)	(3,449)
Result from exchange of corporate bonds	-	1,941
Result from repurchase of corporate bonds	(72)	(672)
Increases for incorporation	-	11,984
Foreign currency exchange difference	(53,105)	(5,545)
Decrease por subsidiaries sales	(27,901)	-
Borrowing costs capitalized in property, plant and equipment	2,892	791
Exchange differences on translation	292,237	67,016
At the end of the period	574,215	237,521

12.5.1 Issuance of CB

On January 11, 2023, the Company issued Class 15 CB for $ 10,379 million accruing interest at a variable BADLAR rate plus an annual 2% spread and maturing on July 11, 2024. Subsequently, on March 6, 2023, the Company reopened Class 13 and Class 15 CB for US$ 48.2 million and $ 7,885 million, respectively.

On May 4, 2023, the Company issued Class 16 CB for US$ 55.7 million accruing interest at a fixed Badlar rate 4.99%, maturing on November 4, 2025, and Class 17 CB for $ 5,980 million accruing interest at a variable BADLAR rate plus an annual 2% spread and maturing on May 4, 2024. Class 17 CB are the second green bond issued by Pampa, which reflects the commitment to finance projects with a positive impact on the environment and to diversify the country’s energy generation matrix. The issue of Class 17 CB was recognised by Fix Ratings, an affiliate of Fitch Ratings, with the rating of Green Bond (BV1), the best possible grade, since it is aligned with the four main components of ICMA’s (International Capital Market Association) Green Bond Principles (GBP). It was issued in observance of the “Guidelines for the Issuance of Social, Green and Sustainable Bonds in Argentina” of the CNV Rules and the provisions of BYMA’s Social, Green and Sustainable Guide and the BYMA Rules, and also makes up BYMA’s Social, Green and Sustainable Bonds Panel. The Company will allocate the issue’s proceeds form Class 17 CB to finance the expansion of PEPE VI wind farm.

50

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

On July 18, 2023, Pampa repaid at maturity the full outstanding amount of Class 8 CB (first Green Bond) for $2,283 million.

On September 8, 2023, the Company issued Class 18 CB for US$ 72.1 million, accruing interest at a fixed 5% rate and maturing on September 8, 2025.

12.5.2 Redemption of Series T CB

On May 5, 2023, the Company announced the redemption of all Series T CB maturing on July 21, 2023, which outstanding balance amounted to US$ 92.9 million.

The redemption took place on June 8, 2023 at a redemption price equal to 100% of the outstanding capital amount, plus accrued and unpaid interest as of the redemption date, and plus additional amounts under the Series T CB's trust agreement.

12.5.3 Financial loans

During the period ended September 30, 2023, the Company took out short-term bank loans with local financial entities for $ 2,000 million and import financing for CNY 12 million. Additionally, Pampa canceled import financing, net, for US$ 3.1 million. Post-closing, the Company took out import financing for US$ 9 million and CNY 25.5 million. Additionally, the Company took out pre-export financing, net, in the amount of US$ 19.0 million.

12.5.4 FINNVERA Credit Facility

Due to the discontinuity of the Libor benchmark interest rate as from July 2023, on September 5, 2023 Pampa and CACIB (Credit Agricole Corporate & Investment Bank) executed an amendment to the credit facility replacing the Libor rate with Term SOFR, which will be the new variable rate for debt services after November 2023. In this same line, the interest rate hedge agreement associated with the credit facility was also amended.

51

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.6	Trade and other payables

	Note	09.30.2023	12.31.2022
Non-Current
Customer guarantees		8	4
Trade payables		8	4

Compensation agreements		7,958	1,769
Finance leases liability		3,617	1,789
Contractual penalty debt		1,423	-
Other		225	195
Other payables		13,223	3,753
Total non-current		13,231	3,757

Current
Suppliers		81,000	35,109
Customer advances		1,777	644
Related parties	16	7,965	2,506
Trade payables		90,742	38,259

Compensation agreements		3,057	2,085
Liability for acquisition of companies		4,022	8,144
Finance leases liability		685	319
Investment plan readjustment liability		-	807
Contractual penalty debt		571
Other		132	117
Other payables		8,467	11,472

Total current		99,209	49,731

Due to the short-term nature of trade and other payables, its book value is not considered to differ from its fair value. For most other non-current liabilities, fair values do not significantly differ from book values.

52

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7	Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of September 30, 2023 and December 31, 2022:

As of September 30, 2023	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	170,579	-	-	170,579
Corporate bonds	30,027	-	-	30,027
Mutual funds	3,912	-	-	3,912
Shares	44,408	-	9,615	54,023
Cash and cash equivalents
Mutual funds	37,213	-	-	37,213
Derivative financial instruments	-	289	-	289
Other receivables
Guarantee deposits on derivative financial instruments	1,727	-	-	1,727
Total assets	287,866	289	9,615	297,770

Liabilities
Derivative financial instruments	-	2	-	2
Total liabilities	-	2	-	2

As of December 31, 2022	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	36,281	-	-	36,281
Corporate bonds	33,600	-	-	33,600
Mutual funds	5,553	-	-	5,553
Shares	28,422	-	4,867	33,289
Cash and cash equivalents
Mutual funds	16,771	-	-	16,771
Derivative financial instruments	-	161	-	161
Other receivables
Guarantee deposits on derivative financial instruments	3,823	-	-	3,823
Total assets	124,450	161	4,867	129,478

Liabilities
Derivative financial instruments	-	318	-	318
Total liabilities	-	318	-	318

53

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.
-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the 4.04% and 4.55% equity interest, direct and indirect, in TJSM and TMB, respectively.

NOTE 13: EQUITY COMPONENTS

13.1	Share Capital

On April 26, 2023, the General Ordinary and Extraordinary Shareholders' Meeting resolved to reduce the Company's capital stock through the cancellation of 20 million shares. This reduction was registered with the Public Registry on June 28, 2023.

As of September 30, 2023, the capital stock amounts to $ 1,364 million, including $ 4 million of treasury shares.

The Company is reached by CNV General Resolution No. 941/22, as it has previously adopted a specific accounting policy regarding the foreign-currency translation of financial statements. To comply with the provisions established by this resolution, the breakdown of the translation differences originated in share capital and capital adjustment accounts are detailed below:

	09.30.2023
	Share capital	Share capital adjustment
At the beginning of the year	5,117	26,760
Variation of the period	6,169	32,280
At the end of the period	11,286	59,040

	12.31.2022
	Share capital	Share capital adjustment
At the beginning of the year	2,392	12,503
Variation of the year	2,725	14,257
At the end of the year	5,117	26,760

54

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

13.2	Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, and where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of September 30, 2023 and 2022, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

	09.30.2023	09.30.2022
Earning for continuing operations attributable to equity holders of the Company	119,708	42,448
Weighted average amount of outstanding shares	1,368	1,381
Basic and diluted earnings per share	87.51	30.74

55

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1	Adjustments to reconcilie net profit to cash flows from operating activities

	Note	09.30.2023	09.30.2022
Income tax	10.6	20,437	5,224
Accrued interest		56,745	14,392
Depreciations and amortizations	9, 10.1 and 10.2	51,111	19,204
Share of profit of joint ventures and associates	5.1.3	(14,044)	(13,610)
Profit from sale of companies´ interest		(486)
Results for property, plant and equipment sale and derecognition	10.4	(168)	(137)
Result for intangible assets sale	10.4	-	(252)
Impairment of property, plant and equipment, intangible assets and inventories		324	4,260
Impairment of financial assets		1,490	672
Result from measurement at present value	10.5	2,347	1,215
Changes in the fair value of financial instruments		(65,940)	(867)
Exchange differences, net		(20,750)	(4,710)
Result from repurchase of corporate bonds	10.5	(72)	(672)
Result from exchange of corporate bonds	10.5	-	1,941
Readjustment of investment plan	10.4	-	1,011
Costs of concessions agreements completion	10.4	1,396	-
Contractual indemnity	10.4	(1,360)	-
Contractual penalty	10.4	1,360	-
Recovery of tax charges	10.4	(43)	(11)
Provision for contingecies, net	-	895	193
Provision for environmental remediation	10.4	793	-
Fair value of consortiums' previous interest	10.4	(2,485)	-
Impairment of other receivables	10.4	1,613	-
Ecuador's transactional agreement	10.4	1,510	-
Earned dividends	10.4	(2)	-
Accrual of defined benefit plans	9 and 10.2	5,462	1,319
Compensation agreements	10.2	6,545	1,578
Derecognition of unproductive wells	10.3	1,702	-
Other		(177)	-
Adjustments to reconcile net profit to cash flows from operating activities		48,203	30,750

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2	Changes in operating assets and liabilities

	09.30.2023	09.30.2022
Increase in trade receivables and other receivables	(32,535)	(23,810)
Increase in inventories	(14,130)	(2,481)
(Decrease) Increase in trade payables and other payables	(3,762)	709
Increase in salaries and social security payables	3,731	1,135
Decrease in defined benefit plans	(416)	(262)
Increase in tax liabilities	6,388	2,424
Increase (Decrease) in provisions	62	(258)
Income tax payment	(14)	(357)
(Payments) Collections for derivative financial instruments, net	(839)	112
Changes in operating assets and liabilities	(41,515)	(22,788)

14.3	Significant non-cash transactions

	09.30.2023	09.30.2022

Acquisition of property, plant and equipment through an increase in trade payables	(21,098)	(5,519)
Borrowing costs capitalized in property, plant and equipment	(2,892)	(791)
Increase of property, plant and equipment through exchange of assets	(8,684)	-
Decrease in asset retirement obligation and wind turbines decommision through property, plant and equipment	(768)	-
Increase in right-of-use assets through an increase in other liabilities	(409)	(23)

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

The main changes for the nine-month period ended September 30, 2023 regarding contingent liabilities disclosed in the Consolidated Financial Statements as of December 31, 2022 are detailed below:

15.1 Labor claim - Compensation Fund

With reference to one of the claims on an alleged plan underfunding due to the elimination of the Company's earnings-based contributions, the Supreme Court of Justice of the Autonomous City of Buenos Aires asked the Chamber of Commercial Appeals to refer back the proceedings, and it later ordered the hearing of the unconstitutionality appeal filed by the Company which had been previously dismissed by said Chamber. In view of the Chamber's dismissal, the file was referred to the CSJN, which will settle the dispute over jurisdiction.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuation)

15.2 Environmental claims

-	In the proceeding where Fundación SurfRider Argentina has requested the performance of preliminary proceedings due to alleged indications of environmental damage in the City of Mar del Plata, the partial agreement reached between the plaintiff and a co-defendant was ratified, and the proposal submitted by other two co-defendants is in the trial stage. On the other side, the Company has requested to be severed from the proceeding as it did not own any service station during the claim period, and the Court resolved to take this request into consideration.

-	In the proceeding brought by a neighbor of the Province of Salta owning a lot where a joint venture made up of the plaintiffs (the Company and other companies) conducted hydrocarbon activities, the Province of Salta became a co-defendant instead of a third party.

-	In the Court file where owners of a lot in the town of Garín, Province of Buenos Aires, seek the performance of preliminary proceedings for alleged indications of damage to the environment in their place of residence, the constructive abandonment of the lawsuit put forward by the Company and the dismissal of the claim by the plaintiff are pending resolution.

-	With reference to the complaint brought before the CSJN by Beatriz Mendoza and 16 other plaintiffs on alleged damages resulting from alleged environmental damage, the Company's pecuniary liability would be associated with just two of its assets adjacent to the Matanza-Riachuelo River Basin (one of which is no longer under its operation). Regarding the remaining assets along this basin previously operated by the Company, it has sufficient indemnity granted by the sites' assignee company.

-	In the proceeding brought by Martinez Lidia and three other plaintiffs seeking financial compensation for alleged environmental affectation damages caused by living next to the Puerto General San Martin petrochemical plant (Rosario-Santa Fe), the Court issued an order to furnish additional evidence. Consequently, the proceeding was consolidated with another proceeding filed by other neighbors of the Santa Fe Plant against the Company, which is in the evidentiary stage.

15.3 Civil and Commercial Claims

Regarding the proceeding brought by "Consumidores Financieros Asociación Civil Para Su Defensa" seeking compensation for the depreciation of Petrobras Brasil's share quotation value as a result of the "lava jato operation" and the so-called "Petrolao", the Chamber of Appeals in Commercial Matters rendered judgment dismissing the federal extraordinary appeal brought by this association. Against this decision, the association filed a petition in error, which is under analysis by the CSJN.

The main updates for the nine-month period ended September 30, 2023 regarding contingent assets disclosed in the Consolidated Financial Statements as of December 31, 2022 are detailed below:

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuation)

15.4 Civil and Commercial Claims

Regarding the arbitration proceeding brought by the Company against High Luck Group Limited - Argentine branch as a result of certain breaches to the Participation Assignment Agreement and the Joint Operation Agreement for the Chirete Block entered into on April 1, 2015, on August 23, 2023, the Arbitration Court issued a Partial Award, court costs being payable by the defendant, declaring that High Luck has breached the above-mentioned Contract, but that this fact does not entitle the Company to exercise the reversal option stipulated therein. A new arbitration stage is currently underway pursuant to the schedule established by the Arbitration Court.

NOTA 16: RELATED PARTIES´ BALANCES AND TRANSACTIONS

16.1 Balances with related parties

As of September 30, 2023	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	64	-	-	-
TGS	1,129	4,482	2,218	3,137
Transener	10	-	41	7
Other related parties
SACDE	44	-	1,174	4,802
Other	-	-	197	19
	1,247	4,482	3,630	7,965

As of December 31, 2022	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	34	-	-	-
TGS	806	3,098	1,059	1,206
Transener	4	-	12	1
Other	-	-	-	2
Other related parties
SACDE	4	-	12	1,297
Other	-	-	100	-
	848	3,098	1,183	2,506

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the nine-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees for services (3)			Other operating income (expenses), net (4)
	2023	2022	2023	2022	2023		2022	2023		2022
Associates and joint ventures
CTB	409	167	-	-	-		-	-		-
Greenwind	-	47	-	-	-		-	-		-
Refinor	-	1,212	-	(991)	-		-	-		-
TGS	8,460	4,762	(9,865)	(4,911)	-		-	-		-
Transener	-	-	(27)	(37)	-		-	76		15

Other related parties
Fundación	-	-	-	-	-		-	(414)	-	(186)
SACDE	-	-	(13,993)	(8,282)	-		-	54		12
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(298)	-	(69)	-		-
Other	-	-	(35)	(3)	-	-	-	-		-
	8,869	6,188	(23,920)	(14,224)	(298)		(69)	(284)		(159)

(1)	Corresponds mainly to advisory services provided in relation with technical assistance and sales of gas.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for $ 9.927 million and $ 6.020 million and infrastructure works contracted to SACDE charged in property, plant and equipment por $ 13.993 million y $ 8.201 million, of which $ 3.310 million and $ 1.649 million, correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the nine-month periods ended September 30, 2023 and 2022, respectively.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations expenses and operating leases income.

Operations for the nine-month period	Financial income (1)		Financial expenses (2)		Dividends received		Distributed dividends
	2023	2022	2023	2022	2023	2022	2023	2022
Associates and joint ventures
OCP	-	-	-	-	-	854	-	-
TGS	308	193	-	-	-	-	-	-
Transener	1	-	-	-	-	-	-	-

Other related parties
EMESA	-	-	-	-	-	-	(139)	(25)
TJSM	-	-	-	-	2	-	-	-
Diversos	-	-	(13)	(9)	-	-	-	-
	309	193	(13)	(9)	2	854	(139)	(25)

(1)	Corresponds mainly to financial leases and accrued interest on loans granted.
(2)	Corresponds to interest and commissions on loans received.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS (1)

	Type	Amount in currencies other than pesos	Exchange rate (2)	Total 09.30.2023	Total 12.31.2022

ASSETS

NON-CURRENT ASSETS
Financial assets at amortized cost	US$	40.4	349.95	14,128	18,000
Other receivables	US$	25.5	349.95	8,911	3,099
Total non-current assets				23,039	21,099

CURRENT ASSETS

Financial assets at fair value through profit and loss	US$	394.4	349.95	138,020	83,477
	U$	-	-	-	1
Financial assets at amortized cost	US$	69.4	349.95	24,289	1,357
Derivative financial instruments	US$	0.8	349.95	285	149
Trade and other receivables	US$	165.2	349.95	57,797	38,960
	CLP	422.8	0.39	165	-
Cash and cash equivalents	US$	108.0	349.95	37,804	13,602
	CLP	1.6	0.39	1	-
	EUR	-	-	-	1
Total current assets				258,361	137,547
Total assets				281,400	158,646

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	138.9	349.95	48,607	25,492
Borrowings	US$	1,287.3	349.95	450,503	215,786
	CNY	12.1	47.95	580	-
Other payables	US$	37.2	349.95	13,010	3,572
Total non-current liabilities				512,700	244,850

CURRENT LIABILITIES
Provisions	US$	3.4	349.95	1,193	741
Tax liabilities	US$	0.01	349.95	4	6
	CLP	3.20	0.39	1	-
Salaries and social security payable	US$	0.03	349.95	10	16
Derivative financial instruments	US$	-	349.95	-	318
Borrowings	US$	77.0	349.95	26,953	31,180
Trade and other payables	US$	187.6	349.95	65,653	35,461
	EUR	3.5	370.10	1,294	548
	CNY	0.5	47.95	24	-
	SEK	4.8	32.04	155	-
	U$	0.08	9.08	1	-
Total current liabilities				95,288	68,270
Total liabilities				607,988	313,120
Net Position Liability				(326,588)	(154,474)

(1)	Information presented to comply with CNV Rules.
(2)	Exchange rate in force on September 30, 2023 according to the BNA for U.S. dollars (US$), Euros (EUR), Yuans R. China (CNY), Chilean pesos (CLP) and Uruguayan pesos (U$).

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTA 18: INVESTMENT COMMITMENTS

New generation projects

PEPE IV

In early 2022, works started for the expansion of PEPE III, inaugurated in 2019, which production is targeted at the large users’ segment.

The project mainly consisted of the (staged) mounting and installation of 18 additional wind turbines with an 81 MW capacity. The expansion's commissioning started on December 29, 2022, with the first 4 wind turbines, and ended on September 17, 2023, with the project's last 3 wind turbines.

After completing the expansion works, PEPE III and PEPE IV jointly have 32 wind turbines with a 134.2 MW installed capacity.

PEPE VI

In February 2023, the Company started constructing Pampa Energía VI Wind Farm in Bahía Blanca, Province of Buenos Aires. The project will enable the installation of a 300 MW power capacity, in 3 stages, with an estimated US$ 500 million investment.

Stage 1 comprises the mounting and installation of 21 Vestas wind turbines, with their internal medium-voltage cable network, roads, a substation and a 500 KV line allowing for a 94.5 MW capacity addition, with an investment for US$ 186 million, expected to be operative during the third quarter of 2024.

Stage 2 comprises the mounting and installation of 10 Vestas wind turbines allowing for a 45 MW capacity addition, with an investment for US$ 83 million, expected to be operative during the fourth quarter of 2024.

The energy produced by this wind park allows for reduced carbon emissions and will be sold through the MATER to supply large companies in the country in compliance with the Renewable Energy Law.

NOTE 19: TERMINATION OF HYDROELECTRIC CONCESSIONS

SE Resolution No. 486/23 modified the terms for the Concessioned Hydroelectric Exploitations Team (ETAHC) to submit reports on the status of hydroelectric concessions. In the case of HINISA and HIDISA, the ETAHC's deadline to submit the reports will be December 1, 2023 and April 19, 2024, respectively.

Later, SE Resolution No. 574/23 resolved to implement the provisions of the concession agreements, providing that the current Alicurá, El Chocón Arroyito, Cerros Colorados and Piedra del Águila's concessionaires should continue in charge of their operation and maintenance upon the termination of the concession for a 60-day term. ENARSA was appointed as observer, with broad powers during the transition term and the provinces of Neuquén and Río Negro were invited to appoint a representative to act jointly with the representative to be appointed by the National Ministry of Economy ("MECON") to assist ENARSA during that period.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 19: (Continuation)

Recently, SE Resolution No. 815/23 granted an additional extension of the Alicurá, El Chocón, Arroyito and Cerros Colorados Hydroelectric Power Plants’ concessions for 100 calendar days as from the expiration of the 60-day term provided by SE Resolution No. 574/23.

NOTA 20: INCIDENT AT CENTRAL TÉRMICA LOMA DE LA LATA (CTLL)

On July 20, 2023, an incident occurred at CTLL's TG05, resulting in damage to the unit's turbine. As a result of the incident, the power generation capacity was reduced by approximately 105 MW.

The Company and General Electric, the turbine's manufacturer, are evaluating the necessary works to repair the failure.

Moreover, the Company is making all necessary filings before the insurance companies to minimize economic losses resulting from the breach of the associated availability commitments.

NOTE 21: DOCUMENTATION SAFEKEEPING

On August 14, 2014, the CNV issued General Resolution No. 629/14, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the AdeA - Administración de Archivos S.A.’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 – C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 22: SUBSEQUENT EVENTS

Export Increase Program

On October 3, 2023, SE Resolution No. 808/23 temporarily included the products sold by the Company, among other exports, under the Export Increase Program created by PEN Executive Order No. 576/22.

For exports settled October 2 through 20, 2023 with an effective export date up to November 30, 2023, this program provides that at least 75% of the export values must be entered into the country in foreign currency, and the remaining 25% may be settled in pesos through the purchase of marketable securities. As of the issuance of these Consolidated Condensed Interim Financial Statements, the Company has opted into this program.

Additionally, on October 23, 2023, Executive Order No. 549/23 entered into effect, which allows exporters to settle at least 70% of the export’s countervalue at the official exchange rate and the remaining 30% at the marketable securities swap rate, for the collection of exports settled until November 17, 2023.

Remuneration for sales to the spot market

Pursuant to SE Resolution No. 869/23 dated October 30, 2023, spot remuneration values for energy generation were updated, providing for a 28% increase on spot values approved by SE Resolution No. 750/23 as from the November 2023 economic transaction.

Penalty offsetting mechanism under Renovar contract

SE Resolution No. 883/23 approved a mechanism for supply agreements under the Renovar programs that allows offsetting penalties with investments in new renewal power generation capacity. This possibility is contemplated for delay, deficiency and national component penalties.

The system provides as follows:

-	Project awardees requesting the offsetting will have a 36-month term (during which the collection of the imposed penalties will be suspended) to install new renewable power capacity. If the investment commitment has not been fulfilled once this term expires, an additional 10% interest will be charged on the amount of the penalties effective at the time the offsetting request was submitted and during the collection suspension term. Partial commissionings are allowed for a minimum of 60% of the total power capacity to be installed.
-	The percentage of penalties to be offset will be determined by the project’s awardee.
-	The geographical location and/or the new power capacity technology may not necessarily match those of the facility for which the penalty was imposed.
-	Reference values for new investments will be those under Renovar - Round 3 (1,400,000 US$/MW and 850,000 US$/MW in the case of wind and solar projects, respectively).

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the nine-month period ended September 30, 2023, presented in comparative format.

(In millions of Argentine Pesos (“$”))

NOTE 22: (Continuation)

-	The project’s new power capacity may be remunerated under 3 alternatives:
1.	100% of the new generation at US$ 20/MWh for 60 months; or
2.	20% of the new generation at US$ 20/MWh for 120 months, and the remaining 80%: (i) sold in the MATER, (ii) destined for self-consumption; (iii) used to offset future penalties, or (iv) sold in the spot market; or
3.	20% of the new generation at US$ 20/MWh for 180 months; and the remaining 80%: (i) sold in the MATER, (ii) destined for self-consumption; (iii) used to offset future penalties, or (iv) sold in the spot market.
-	Jointly with the request for compensation, a waiver and/or dismissal (as applicable) to file any claim or action against the Federal Government, the SE and CAMMESA must be submitted.
-	The term for filing the offsetting request will be 20 business days as from November 1, 2023, in the case of projects with penalties as of that date, or as from the notification of the new penalties thereafter.

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